Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603
                              September 13, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9606
            FT Short Duration Fixed Income Model Portfolio, 4Q '21
                                 (the "Trust")
                     CIK No. 1865011  File No. 333-258790
--------------------------------------------------------------------------------



Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1.  THE  STAFF  NOTES  THE  DISCLOSURE UNDER "PORTFOLIO SELECTION PROCESS"
STATES: "THE ETF ALLOCATIONS WERE DETERMINED BASED ON THE FIRST TRUST ADVISORS MODEL INVESTMENT COMMITTEE'S EVALUATION OF SECTOR RELATIVE VALUE. FOR EACH SECTOR, THE FIRST TRUST ADVISORS MODEL INVESTMENT COMMITTEE ANALYZED YIELDS (INCLUDING YIELD TO MATURITY AND/OR YIELD TO WORST), SPREAD (INCLUDING THE YIELD OF AN ASSET CLASS RELATIVE TO COMPARABLE TREASURY BONDS), CREDIT FUNDAMENTALS
.... "

      (A) PLEASE EXPLAIN AND CLARIFY IN THE DISCLOSURE WHAT "SECTOR" MEANS IN THE CONTEXT OF FIXED INCOME SECURITIES.

      (B) PLEASE EXPLAIN "YIELDS (INCLUDING YIELD TO MATURITY AND/OR YIELD TO WORST), SPREAD (INCLUDING THE YIELD OF AN ASSET CLASS RELATIVE TO COMPARABLE TREASURY BONDS), CREDIT FUNDAMENTALS" IN PLAIN ENGLISH.

      Response: In accordance with the Staff's comments, the above-referenced disclosure will be revised as follows:

      "The ETFs selected have exposure to different fixed-income categories (referred to as "fixed income asset types"), including mortgage-backed securities, investment grade corporate bonds, high-yield bonds, senior loans, ultra-short maturity bonds, and exposure to U.S. and non-U.S. markets. The ETF allocations were determined based on the First Trust Advisors Model Investment Committee's (the "Committee") evaluation of a fixed income asset type's relative value. For each fixed income asset type, the Committee analyzed yields (the expected amount of income from a security relative to the market price of the security), spread (yield of one fixed income asset type to the yield of another fixed income asset type), credit fundamentals (metrics impacting overall credit risk for a fixed income asset type, including rate of default and trends in earnings), and supply and demand trends across the fixed-income asset types (including new issue supply and maturity of the underlying securities)."

Risk Factors
____________

      2. IF THE FUNDS HELD BY THE TRUST INVEST IN SUBPRIME RESIDENTIAL MORTGAGE LOANS, PLEASE ADD RELEVANT RISK DISCLOSURE TO THE TRUST'S PROSPECTUS.

      Response: If, based on the Trust's final portfolio, the Trust has exposure to Funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the Trust's prospectus.

      3. IF THE FUNDS HELD BY THE TRUST INVEST IN EMERGING MARKETS, PLEASE ADD RELEVANT RISK DISCLOSURE TO THE TRUST'S PROSPECTUS.

      Response: If, based on the Trust's final portfolio, the Trust has exposure to Funds that invest in emerging markets, appropriate disclosure will be added to the Trust's prospectus.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                          Daniel J. Fallon